Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
John F. Windley
2(b) Relationship to Issuer
President
2(c) Address Street
520 Gervais Street Columbia, SC 29201
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through
whom the sec are to be offered/each market maker who is acquiring the securities Computershare, Inc. 250 Royall Street Canton, MA 02021
3(c) Number of shares or other units to be sold
2,200
3(d)Aggregate Market Value
$150,000.00
3(e) Number of shares or other units outstanding
24,218,820
3(f) Approximate Date of Sale
11/10/2016
3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
2/7/2002

Nature of Acquisition Transaction
Stock Option Grant

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
2,200

Date of Payment:
9/16/2011

Nature of Payment:
Cash

Table II  Securities sold during past 3 months:
N/A